EXHIBIT 99.1

                              CONSULTING AGREEMENT

THIS  AGREEMENT is entered into this 7th day of April 2004 by and between Dennis
A. Coder whose address is P O Box 4375, Laguna Beach, CA 92652 hereinafter "Coder" and Instapay Systems, Inc., whose address is 98 Shoreline, Hampton, GA 30228, hereinafter "Client" under the following terms and conditions:

Consultant has expressed a desire to enter into this agreement with CLIENT in order to provide certain services to CLIENT. This Agreement is intended to define said services to be provided and the responsibilities of the parties to this agreement.

Section 1.

(a) Consultant agrees to function in the capacity of Advisor and Consultant to Client.

(b) Consultant agrees to provide a variety of services to Client including but not limited to oversee and consult regarding the business contracts and agreements presently being negotiated now and in the future for the further development of Client's business plan and implementation of same, including, but not limited to, assistance with the corporate development of Client's company and provide introductions of potential strategic partners, banking and financial institutions and individuals who can use the systems developed by Client as well as promote the completion of Client's project(s) and any and all reasonable business contacts needed to help Client promote and sell his goods and services.

(c) Consultant shall receive from Client a retainer of $10,000 upon the execution of this Agreement. This fee entitles Client to 75 hours of Consultant's time. All payments under this agreement shall be done via Bank wire transfer into Coder's corporate Account at Wells Fargo Bank, 260 Ocean Blvd., Laguna Beach, CA 92561 payable to NUTSPORTS, INC. ROUTING NUMBER 121000248, ACCOUNT NUMBER 0468157417.

(d) It is understood and agreed by the parties to this agreement that this agreement shall be in full force and effect immediately upon execution and shall continue until Client has used the 75 hours of services as mentioned above.

(e) Client will pay all preapproved travel and related expenses incurred during the course of this Agreement.

(f) This contract is a best efforts agreement and Client agrees to cooperate with Consultant to the extent necessary for Consultant to perform the services outlined herein, including providing Consultant with necessary information, including internal documents and background reports to Client's business, plans and strategies.

(g) Consultant recognizes and acknowledges that the business of Client is highly competitive and that, by reason of its engagement, Consultant may have access to confidential and proprietary information regarding Client, including information provided pursuant to section f. Consultant hereby agrees not to disclose or intentionally use for the benefit of anyone other than Client any such confidential or proprietary information.



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It is  understood  that upon the  completion  of the first phase of  Consultants business relationship with Client that a further, mutually agreed upon contracts will be entered into outlining the further relationship between the parties and the compensation to be paid for such services.

It is further understood by the parties to this agreement that this is the entire agreement and that any changes to said agreement must be made in writing and agreed to by each of the parties of this agreement.

CLIENT  /s/ INSTAPAY                            CONSULTANT

By:  /s/ illegible                              By:  /s/ Dennis A. Coder

Date 4/7/4                                      Date 4/7/4